UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2020

Commission File Number: 001-14946

CEMEX, S.A.B. de C.V.

(Translation of Registrant’s name into English)

Avenida Ricardo Margáin Zozaya #325, Colonia Valle del Campestre,

San Pedro Garza García, Nuevo León 66265, México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Contents

CEMEX, S.A.B. de C.V. (“CEMEX”) (NYSE: CX) today informed the Mexican Stock Exchange (Bolsa Mexicana de Valores) of a message sent by the CEO of CEMEX to CEMEX’S worldwide employees announcing further measures designed to mitigate the impact of the COVID-19 pandemic and to strengthen CEMEX’s liquidity position.

CEMEX believes the world is going through an unprecedented time due to the COVID-19 pandemic and that CEMEX’s industry and CEMEX are no exception. CEMEX expects that construction activity across most of the markets in which CEMEX operates will be impacted for some time, before returning to pre-pandemic (COVID-19) levels.

CEMEX also believes that it is crucial that it responds in an agile manner to this health crisis, focusing its efforts on the variables CEMEX can control. CEMEX’s focus during these challenging times is on three priorities: first, to protect the health and safety of its employees and their families, customers, and communities; second, to support its customers as much as possible in a responsible way; and third, to take decisions that protect the future of CEMEX.

In the past few weeks, CEMEX has applied strict hygiene protocols in all its operations and modified its manufacturing, sales, and delivery processes to implement physical distancing intended to considerably reduce the possibility of contagion of COVID-19. CEMEX has also strengthened its liquidity position, mainly with funds from its committed revolving credit facility and with proceeds from asset sales.

As a further measure to enhancing CEMEX’s liquidity, CEMEX is suspending its share repurchase program for the remainder of the year and, as previously informed, is not paying dividends during 2020.

In addition, CEMEX shall undertake the following temporary measures that CEMEX believes could save jobs, weather the crisis, and allow CEMEX to recover as soon as possible. Starting May 1st, 2020 and for a 90-day period, in accordance with applicable laws and regulations:

•

CEMEX’s Chairman of the Board of Directors, CEO and the members of CEMEX’s Executive Committee, along with CEMEX’s Board of Directors (starting the next CEMEX Board of Directors and Board Committees Meetings), have agreed to forgo 25% of their salaries or fees, respectively;

•	CEMEX has asked its senior leadership team to voluntarily forgo 15% of their monthly salaries;

•	CEMEX is asking all other salaried employees to voluntarily defer 10% of their monthly salary. The deferred amount will be paid in full in December 2020; and

•

For hourly employees, where applicable, CEMEX will work to mitigate the impact on jobs derived from any operational shutdowns due to demand contraction or government mandates as a consequence of the current health and economic crisis.

Also, with immediate effect, and for the next 90-days, CEMEX will suspend or reduce the following:

•	Capital expenditures not related to managing the pandemic, with no exceptions;

•	Budgeted operating expenses, in line with the evolution of demand per market in which CEMEX operates;

•	Production and inventory levels in all our markets, in line with lower demand conditions; and

•	Corporate and global networks activities that detract from CEMEX’s business focus on managing the crisis and their respective operations.

During the next three months, CEMEX plans to focus all its efforts on managing the impact of the COVID-19 pandemic on its production, commercial, and financial activities. CEMEX will continue to carefully monitor this overall situation and expects to take additional steps, as could be required.

This report contains forward-looking statements and information within the meaning of the U.S. federal securities laws. CEMEX, S.A.B. de C.V. and its direct and indirect subsidiaries (the “Company”) intend for these and any other forward-looking statements to be covered by the safe harbor provisions for forward-looking statements in the U.S. federal securities laws. In some cases, these statements can be identified by the use of forward-looking words such as “may,” “assume,” “should,” “could ,”“continue,” “would,” “can,” “consider,” “anticipate,” “estimate,” “expect,” “plan,” “believe,” “foresee,” “predict,” “potential,” “guidance,” “target,” “strategy” and “intend” or other similar words. These forward-looking statements reflect the Company’s current expectations and projections about future events based on the Company’s knowledge of present facts and circumstances and assumptions about future events, as well as the Company’s current plans based on such facts and circumstances. These statements necessarily involve risks and uncertainties that could cause actual results to differ materially from the Company’s expectations. Some of the risks, uncertainties and other important factors that could cause results to differ, or that otherwise could have an impact on the Company, include, but are not limited to: the cyclical activity of the construction sector; the Company’s exposure to other sectors that impact its business, such as, but not limited to, the energy sector; competition; availability of raw materials and related fluctuating prices; general political, social, economic and business conditions in the markets in which the Company operates or that affect its operations and any significant economic, political or social developments in those markets, including any nationalization or privatization of any assets or operations; the regulatory environment, including environmental, tax, antitrust and acquisition-related rules and regulations; the Company’s ability to satisfy its obligations under the Company’s material debt agreements, the indentures that govern the Company’s outstanding senior secured notes and the Company’s other debt instruments; availability of short-term credit lines, which can assist us in connection with market cycles; the impact of the Company’s below investment grade debt rating on its cost of capital; loss of reputation of our brands; the Company’s ability to consummate asset sales, fully integrate newly acquired businesses, achieve cost savings from its cost-reduction initiatives and implement its global pricing initiatives for the Company’s products, including the Company’s “A Stronger CEMEX” plan; the increasing reliance on information technology infrastructure for the Company’s operations, sales in general, sales invoicing, procurement, financial statements and other processes that can adversely affect the Company’s sales and operations in the event that the infrastructure does not work as intended, experiences technical difficulties or is subject to cyber-attacks; changes in the economy that affect demand for consumer goods, consequently affecting demand for our products; weather conditions; trade barriers, including tariffs or import taxes and changes in existing trade policies or changes to, or withdrawals from, free trade agreements; terrorist and organized criminal activities as well as geopolitical events; declarations of insolvency or bankruptcy, or becoming subject to similar proceedings; natural disasters and other unforeseen events; economic, social and other effects of the outbreak and the ongoing global spread of the novel coronavirus (COVID-19); and the other risks and uncertainties described in the Company’s public filings. You are urged to carefully consider the risks, uncertainties and other factors that affect the Company’s business and should review future reports filed by the Company with the U.S. Securities and Exchange Commission. The information contained in this press release is subject to change without notice, and the Company is not obligated to, and does not intend to, publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, CEMEX, S.A.B. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMEX, S.A.B. de C.V.
(Registrant)

Date: April 8, 2020	By:	/s/ Rafael Garza Lozano
	Name:	Rafael Garza Lozano
	Title:	Chief Comptroller

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